UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Beneficient

(Name of Issuer)
Class A common stock, par value $0.001 per share

(Title of Class of Securities)
08178Q101

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08178Q101	SCHEDULE 13G/A	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Hatteras Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 48,052,901
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 48,052,901
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,052,901
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 08178Q101	SCHEDULE 13G/A	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

Beneficient

(b) Address of Issuer’s Principal Executive Offices

325 North St. Paul Street, Suite 4850

Dallas, Texas 75201

Item 2.	(a) Name of Person Filing

Hatteras Investment Partners, LP

(b) Address of Principal Business Office, or, if none, Residence

8510 Colonnade Center Drive, Suite 150

Raleigh, NC 27615

(c) Citizenship

Hatteras Investment Partners, LP is a Delaware limited partnership

(d) Title of Class of Securities

Class A common stock, par value $0.001 per share

(e) CUSIP No.:

08178Q101

CUSIP No. 08178Q101	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 08178Q101	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 48,052,901

(b) Percent of class: 18.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 48,052,901

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 48,052,901

(iv) Shared power to dispose or to direct the disposition of: 0

The securities reported herein are beneficially owned by one or more registered investment companies or other discretionary advisory clients of Hatteras Investment Partners, LP. When an investment management contract delegates to Hatteras Investment Partners, LP investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, Hatteras Investment Partners, LP considers itself to have sole investment or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, Hatteras Investment Partners, LP reports on SCHEDULE 13G/A that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Item 4. As a result, for purposes of Rule 13d-3 under the Act, Hatteras Investment Partners, LP may be deemed to be the beneficial owner of the securities reported in this SCHEDULE 13G/A.

Hatteras Investment Partners, LP disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, if any.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

 Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Clients of Hatteras Investment Partners, LP, including an investment company registered under the Investment Company Act of 1940 and other discretionary accounts, have the right to receive or power to direct the receipt of distributions from, and the proceeds from the sale of, the securities reported herein.

Hatteras Master Fund, LP, an investment company registered under the Investment Company Act of 1940, has an interest in 15.5% of the class of securities reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 08178Q101	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Hatteras Investment Partners, LP

By:	David B. Perkins
	Name:	David B. Perkins
	Title:	Chief Executive Officer